# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Procore Technologies, Inc., CIK 0001611052
CUSIP: 74275K108
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 6309 Carpinteria Avenue, Carpinteria, California (CA), 93013
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258744
Filed by CIK 0001619710

## Reporting persons
- ICONIQ Strategic Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 571,466; shared voting power 0; sole dispositive power 571,466; shared dispositive power 0; aggregate amount beneficially owned 571,466 (0.4% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners II-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 447,346; shared voting power 0; sole dispositive power 447,346; shared dispositive power 0; aggregate amount beneficially owned 447,346 (0.3% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners II Co-Invest, L.P., P Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 302,332; shared voting power 0; sole dispositive power 302,332; shared dispositive power 0; aggregate amount beneficially owned 302,332 (0.2% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,484,980; shared voting power 0; sole dispositive power 1,484,980; shared dispositive power 0; aggregate amount beneficially owned 1,484,980 (1% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., P Series and ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners II TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,484,980; shared voting power 0; sole dispositive power 1,484,980; shared dispositive power 0; aggregate amount beneficially owned 1,484,980 (1% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., P Series and ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,237,611; shared voting power 0; sole dispositive power 5,237,611; shared dispositive power 0; aggregate amount beneficially owned 5,237,611 (3.5% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners III-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,596,460; shared voting power 0; sole dispositive power 5,596,460; shared dispositive power 0; aggregate amount beneficially owned 5,596,460 (3.8% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners III Co-Invest, L.P., Series P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,042,994; shared voting power 0; sole dispositive power 2,042,994; shared dispositive power 0; aggregate amount beneficially owned 2,042,994 (1.4% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 12,877,065; shared voting power 0; sole dispositive power 12,877,065; shared dispositive power 0; aggregate amount beneficially owned 12,877,065 (8.7% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest L.P., Series P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners III TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 12,877,065; shared voting power 0; sole dispositive power 12,877,065; shared dispositive power 0; aggregate amount beneficially owned 12,877,065 (8.7% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest L.P., Series P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,009,823; shared voting power 0; sole dispositive power 2,009,823; shared dispositive power 0; aggregate amount beneficially owned 2,009,823 (1.4% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners IV-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,330,058; shared voting power 0; sole dispositive power 3,330,058; shared dispositive power 0; aggregate amount beneficially owned 3,330,058 (2.2% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners IV Co-Invest, L.P., Series P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 940,443; shared voting power 0; sole dispositive power 940,443; shared dispositive power 0; aggregate amount beneficially owned 940,443 (0.6% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 6,280,324; shared voting power 0; sole dispositive power 6,280,324; shared dispositive power 0; aggregate amount beneficially owned 6,280,324 (4.2% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest L.P., Series P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners IV TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 6,280,324; shared voting power 0; sole dispositive power 6,280,324; shared dispositive power 0; aggregate amount beneficially owned 6,280,324 (4.2% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest L.P., Series P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 115,070; shared voting power 0; sole dispositive power 115,070; shared dispositive power 0; aggregate amount beneficially owned 115,070 (0.1% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 177,265; shared voting power 0; sole dispositive power 177,265; shared dispositive power 0; aggregate amount beneficially owned 177,265 (0.1% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 292,335; shared voting power 0; sole dispositive power 292,335; shared dispositive power 0; aggregate amount beneficially owned 292,335 (0.2% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 292,335; shared voting power 0; sole dispositive power 292,335; shared dispositive power 0; aggregate amount beneficially owned 292,335 (0.2% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 857,031; shared voting power 0; sole dispositive power 857,031; shared dispositive power 0; aggregate amount beneficially owned 857,031 (0.6% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners VI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,069,534; shared voting power 0; sole dispositive power 1,069,534; shared dispositive power 0; aggregate amount beneficially owned 1,069,534 (0.7% of the class)
  Comment: The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,926,565; shared voting power 0; sole dispositive power 1,926,565; shared dispositive power 0; aggregate amount beneficially owned 1,926,565 (1.3% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Strategic Partners VI TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,926,565; shared voting power 0; sole dispositive power 1,926,565; shared dispositive power 0; aggregate amount beneficially owned 1,926,565 (1.3% of the class)
  Comment: Represents shares of Common Stock held by ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 914; shared voting power 0; sole dispositive power 914; shared dispositive power 0; aggregate amount beneficially owned 914 (0% of the class)
  Comment: Represents shares of Common Stock held by separately managed accounts (the "Managed Accounts") for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Capital Group, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 914; shared voting power 0; sole dispositive power 914; shared dispositive power 0; aggregate amount beneficially owned 914 (0% of the class)
  Comment: Represents shares of Common Stock held by separately Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC.
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- ICONIQ Capital Group GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 914; shared voting power 0; sole dispositive power 914; shared dispositive power 0; aggregate amount beneficially owned 914 (0% of the class)
  Comment: Represents shares of Common Stock held by Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Capital Group, L.P.
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 25,542,824; shared voting power 0; sole dispositive power 25,542,824; shared dispositive power 0; aggregate amount beneficially owned 25,542,824 (17.2% of the class)
  Comment: Represents (i) 2,680,641 shares of Common Stock held by Divesh Makan through a family trust of which he is trustee and another estate planning trust having an independent trustee and (ii) 22,862,183 shares of Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., P Series, ICONIQ Strategic Partners II GP, L.P., ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners III Co-Invest L.P., Series P, ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P, ICONIQ Strategic Partners VI, L.P., ICONIQ Strategic Partners VI-B, L.P. and ICONIQ Capital, LLC. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC, and may be deemed to beneficially own the shares of stock beneficially owned by ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Capital, LLC. Divesh Makan is the sole member of ICONIQ Capital Group GP, LLC. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 25,481,448; shared voting power 0; sole dispositive power 25,481,448; shared dispositive power 0; aggregate amount beneficially owned 25,481,448 (17.1% of the class)
  Comment: Represents (i) 2,620,179 shares of Common Stock held by William J.G. Griffith through a family trust of which he is trustee and another estate planning trust having an independent trustee and (ii) 22,861,269 shares of Common Stock beneficially owned by ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P., ICONIQ Strategic Partners II Co-Invest L.P., P Series, ICONIQ Strategic Partners II GP, L.P., ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P., ICONIQ Strategic Partners III Co-Invest L.P., Series P, ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P, ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners II GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., P Series. ICONIQ Strategic Partners II TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners II GP, L.P. ICONIQ Strategic Partners III GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners III, L.P., ICONIQ Strategic Partners III-B, L.P. and ICONIQ Strategic Partners III Co-Invest, L.P., Series P. ICONIQ Strategic Partners III TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners III GP, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan and William J.G. Griffith are the sole equity holders of each of ICONIQ Strategic Partners II TT GP, Ltd. and ICONIQ Strategic Partners III TT GP, Ltd. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,321,433; shared voting power 0; sole dispositive power 9,321,433; shared dispositive power 0; aggregate amount beneficially owned 9,321,433 (6.3% of the class)
  Comment: Represents (i) 822,209 shares of Common Stock held by Matthew Jacobson through a trust of which he is trustee and (ii) 8,499,224 shares of Common Stock held directly by ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P., ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P., ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners IV GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners IV, L.P., ICONIQ Strategic Partners IV-B, L.P. and ICONIQ Strategic Partners IV Co-Invest, L.P., Series P. ICONIQ Strategic Partners IV TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners IV GP, L.P. ICONIQ Strategic Partners V GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P. ICONIQ Strategic Partners V TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners V GP, L.P. ICONIQ Strategic Partners VI GP, L.P. is the sole general partner of each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. and may be deemed to beneficially own the shares of stock held directly by each of ICONIQ Strategic Partners VI, L.P. and ICONIQ Strategic Partners VI-B, L.P. ICONIQ Strategic Partners VI TT GP, Ltd. is the sole general partner of ICONIQ Strategic Partners VI GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of each of ICONIQ Strategic Partners IV TT GP, Ltd., ICONIQ Strategic Partners V TT GP, Ltd. and ICONIQ Strategic Partners VI TT GP, Ltd.
  
  The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.

## Item 1. Issuer
Name of issuer: Procore Technologies, Inc.
Address of issuer's principal executive offices: 6309 Carpinteria Avenue Carpinteria, CA 93013

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners II, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II").
(ii) ICONIQ Strategic Partners II-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II-B").
(iii) ICONIQ Strategic Partners II Co-Invest, L.P., P Series, a Delaware series limited partnership ("ICONIQ II Co-Invest" and, together with ICONIQ II and ICONIQ II-B, the "ICONIQ II Funds").
(iv) ICONIQ Strategic Partners III, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III").
(v) ICONIQ Strategic Partners III-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III-B").
(vi) ICONIQ Strategic Partners III Co-Invest, L.P., Series P, a Delaware series limited partnership ("ICONIQ III Co-Invest" and, together with ICONIQ III and ICONIQ III-B, the "ICONIQ III Funds").
(vii) ICONIQ Strategic Partners IV, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV").
(viii) ICONIQ Strategic Partners IV-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV-B").
(ix) ICONIQ Strategic Partners IV Co-Invest, L.P., Series P, a Delaware series limited partnership ("ICONIQ IV Co-Invest" and, together with ICONIQ IV and ICONIQ IV-B, the "ICONIQ IV Funds").
(x) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V").
(xi) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B" and, together with ICONIQ V, the "ICONIQ V Funds").
(xii) ICONIQ Strategic Partners VI, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI").
(xiii) ICONIQ Strategic Partners VI-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI-B" and, together with ICONIQ VI, the "ICONIQ VI Funds").
(xiv) ICONIQ Strategic Partners II GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ II GP"), the sole general partner of the ICONIQ II Funds.
(xv) ICONIQ Strategic Partners III GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ III GP"), the sole general partner of the ICONIQ III Funds.
(xvi) ICONIQ Strategic Partners IV GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ IV GP"), the sole general partner of the ICONIQ IV Funds.
(xvii) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of the ICONIQ V Funds.
(xviii) ICONIQ Strategic Partners VI GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VI GP"), the sole general partner of the ICONIQ VI Funds.
(xix) ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ II Parent GP"), the sole general partner of ICONIQ II GP.
(xx) ICONIQ Strategic Partners III TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ III Parent GP"), the sole general partner of ICONIQ III GP.
(xxi) ICONIQ Strategic Partners IV TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ IV Parent GP"), the sole general partner of ICONIQ IV GP.
(xxii) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(xxiii) ICONIQ Strategic Partners VI TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VI Parent GP"), the sole general partner of ICONIQ VI GP.
(xxiv) ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital").
(xxv) ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Capital Group"), the sole member of ICONIQ Capital.
(xxvi) ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Capital GP"), the general partner of ICONIQ Capital Group.
(xxvii) Divesh Makan, a citizen of the United States ("Makan"), the sole member of ICONIQ Capital GP.
(xxviii) William J.G. Griffith, a citizen of the United States ("Griffith"), together with Makan, are the sole equity holders of ICONIQ II Parent GP and ICONIQ III Parent GP.
(xxix) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ IV Parent GP and ICONIQ V Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ II directly owns 571,466 shares of Common Stock, which represents approximately 0.4% of the outstanding Common Stock.
(ii) ICONIQ II-B directly owns 447,346 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock.
(iii) ICONIQ II Co-Invest directly owns 302,332 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock.
(iv) ICONIQ II GP may be deemed to beneficially own 1,484,980 shares of Common Stock owned by the ICONIQ II Funds and ICONIQ II GP, which represents approximately 1.0% of the outstanding Common Stock.
(v) ICONIQ II Parent GP may be deemed to beneficially own 1,484,980 shares of Common Stock owned by the ICONIQ II Funds and ICONIQ II GP, which represents approximately 1.0% of the outstanding Common Stock.
(vi) ICONIQ III directly owns 5,237,611 shares of Common Stock, which represents approximately 3.5% of the outstanding Common Stock.
(vii) ICONIQ III-B directly owns 5,596,460 shares of Common Stock, which represents approximately 3.8% of the outstanding Common Stock.
(viii) ICONIQ III Co-Invest directly owns 2,042,994 shares of Common Stock, which represents approximately 1.4% of the outstanding Common Stock.
(ix) ICONIQ III GP may be deemed to beneficially own 12,877,065 shares of Common Stock owned by the ICONIQ III Funds, which represents approximately 8.7% of the outstanding Common Stock.
(x) CONIQ III Parent GP may be deemed to beneficially own 12,877,065 shares of Common Stock owned by the ICONIQ III Funds, which represents approximately 8.7% of the outstanding Common Stock.
(xi) ICONIQ IV directly owns 2,009,823 shares of Common Stock, which represents approximately 1.4% of the outstanding Common Stock.
(xii) ICONIQ IV-B directly owns 3,330,058 shares of Common Stock, which represents approximately 2.2% of the outstanding Common Stock.
(xiii) ICONIQ IV Co-Invest directly owns 940,443 shares of Common Stock, which represents approximately 0.6% of the outstanding Common Stock.
(xiv) ICONIQ IV GP may be deemed to beneficially own 6,280,324 shares of Common Stock owned by the ICONIQ IV Funds, which represents approximately 4.2% of the outstanding Common Stock.
(xv) ICONIQ IV Parent GP may be deemed to beneficially own 6,280,324 shares of Common Stock owned by the ICONIQ IV Funds, which represents approximately 4.2% of the outstanding Common Stock.
(xvi) ICONIQ V directly owns 115,070 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.
(xvii) ICONIQ V-B directly owns 177,265 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.
(xviii) ICONIQ V GP may be deemed to beneficially own 292,335 shares of Common Stock owned by the ICONIQ V Funds, which represents approximately 0.2% of the outstanding Common Stock.
(xix) ICONIQ V Parent GP may be deemed to beneficially own 292,335 shares of Common Stock owned by the ICONIQ V Funds, which represents approximately 0.2% of the outstanding Common Stock.
(xx) ICONIQ VI directly owns 857,031 shares of Common Stock, which represents approximately 0.6% of the outstanding Common Stock.
(xxi) ICONIQ VI-B directly owns 1,069,534 shares of Common Stock, which represents approximately 0.7% of the outstanding Common Stock.
(xxii) ICONIQ VI GP may be deemed to beneficially own 1,926,565 shares of Common Stock owned by the ICONIQ VI Funds, which represents approximately 1.3% of the outstanding Common Stock.
(xxiii) ICONIQ VI Parent GP may be deemed to beneficially own 1,926,565 shares of Common Stock owned by the ICONIQ VI Funds, which represents approximately 1.3% of the outstanding Common Stock.
(xxiv) ICONIQ Capital may be deemed to beneficially own 914 shares of Common Stock held by Managed Accounts for which ICONIQ Capital serves as investment adviser, which represents less than 0.1% of the outstanding Common Stock. In its capacity as investment adviser, ICONIQ Capital has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
(xxv) ICONIQ Capital Group may be deemed to beneficially own 914 shares of Common Stock beneficially owned by ICONIQ Capital, which represents less than 0.1% of the outstanding Common Stock.
(xxvi) ICONIQ Capital GP may be deemed to beneficially own 914 shares of Common Stock beneficially owned by ICONIQ Capital, which represents less than 0.1% of the outstanding Common Stock.
(xxvii) Makan may be deemed to beneficially own 25,542,824 shares of Common Stock owned by the ICONIQ II Funds, the ICONIQ III Funds, the ICONIQ IV Funds, the ICONIQ V Funds, the ICONIQ VI Funds, ICONIQ Capital and Makan, which represents approximately 17.2% of the outstanding Common Stock.
(xxviii) Griffith may be deemed to beneficially own 25,481,448 shares of Common Stock owned by the ICONIQ II Funds, the ICONIQ III Funds, the ICONIQ IV Funds, the ICONIQ V Funds, the ICONIQ VI Funds and Griffith, which represents approximately 17.1% of the outstanding Common Stock.
(xxix) Jacobson may be deemed to beneficially own 9,321,433 shares of Common Stock owned by the ICONIQ IV Funds, the ICONIQ V Funds, the ICONIQ VI Funds and Jacobson, which represents approximately 6.3% of the outstanding Common Stock.
Percent of class: See Item 4(a) above. The percent of class was calculated based on 148,663,906 shares of Common Stock outstanding as of October 25, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
Sole power to vote or to direct the vote:
ICONIQ II: 571,466 shares of Common Stock
ICONIQ II-B: 447,346 shares of Common Stock
ICONIQ II Co-Invest: 302,332 shares of Common Stock
ICONIQ II GP: 1,484,980 shares of Common Stock
ICONIQ II Parent GP: 1,484,980 shares of Common Stock
ICONIQ III: 5,237,611 shares of Common Stock
ICONIQ III-B: 5,596,460 shares of Common Stock
ICONIQ III Co-Invest: 2,042,994 shares of Common Stock
ICONIQ III GP: 12,877,065 shares of Common Stock
ICONIQ III Parent GP: 12,877,065 shares of Common Stock
ICONIQ IV: 2,009,823 shares of Common Stock
ICONIQ IV-B: 3,330,058 shares of Common Stock
ICONIQ IV Co-Invest: 940,443 shares of Common Stock
ICONIQ IV GP: 6,280,324 shares of Common Stock
ICONIQ IV Parent GP: 6,280,324 shares of Common Stock
ICONIQ V: 115,070 shares of Common Stock
ICONIQ V-B: 177,265 shares of Common Stock
ICONIQ V GP: 292,335 shares of Common Stock
ICONIQ V Parent GP: 292,335 shares of Common Stock
ICONIQ VI: 857,031 shares of Common Stock
ICONIQ VI-B: 1,069,534 shares of Common Stock
ICONIQ VI GP: 1,926,565 shares of Common Stock
ICONIQ VI Parent GP: 1,926,565 shares of Common Stock
ICONIQ Capital: 914 shares of Common Stock
ICONIQ Capital Group: 914 shares of Common Stock
ICONIQ Capital GP: 914 shares of Common Stock
Makan: 25,542,824 shares of Common Stock
Griffith: 25,481,448 shares of Common Stock
Jacobson: 9,321,433 shares of Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ II: 571,466 shares of Common Stock
ICONIQ II-B: 447,346 shares of Common Stock
ICONIQ II Co-Invest: 302,332 shares of Common Stock
ICONIQ II GP: 1,484,980 shares of Common Stock
ICONIQ II Parent GP: 1,484,980 shares of Common Stock
ICONIQ III: 5,237,611 shares of Common Stock
ICONIQ III-B: 5,596,460 shares of Common Stock
ICONIQ III Co-Invest: 2,042,994 shares of Common Stock
ICONIQ III GP: 12,877,065 shares of Common Stock
ICONIQ III Parent GP: 12,877,065 shares of Common Stock
ICONIQ IV: 2,009,823 shares of Common Stock
ICONIQ IV-B: 3,330,058 shares of Common Stock
ICONIQ IV Co-Invest: 940,443 shares of Common Stock
ICONIQ IV GP: 6,280,324 shares of Common Stock
ICONIQ IV Parent GP: 6,280,324 shares of Common Stock
ICONIQ V: 115,070 shares of Common Stock
ICONIQ V-B: 177,265 shares of Common Stock
ICONIQ V GP: 292,335 shares of Common Stock
ICONIQ V Parent GP: 292,335 shares of Common Stock
ICONIQ VI: 857,031 shares of Common Stock
ICONIQ VI-B: 1,069,534 shares of Common Stock
ICONIQ VI GP: 1,926,565 shares of Common Stock
ICONIQ VI Parent GP: 1,926,565 shares of Common Stock
ICONIQ Capital: 914 shares of Common Stock
ICONIQ Capital Group: 914 shares of Common Stock
ICONIQ Capital GP: 914 shares of Common Stock
Makan: 25,542,824 shares of Common Stock
Griffith: 25,481,448 shares of Common Stock
Jacobson: 9,321,433 shares of Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners II, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II Co-Invest, L.P., P Series: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners II GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners II TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners III, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III Co-Invest, L.P., Series P: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners III GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners III TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners IV, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV Co-Invest, L.P., Series P: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners IV TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Name/Title: Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Strategic Partners VI, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Strategic Partners VI TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- ICONIQ Capital, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of Sole Member (02/14/2025)
- ICONIQ Capital Group, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/14/2025)
- ICONIQ Capital Group GP, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/14/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (02/14/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (02/14/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, /s/ Matthew Jacobson (02/14/2025)